04034373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 333-13428

SIEMENS SAVINGS PLAN FOR EMPLOYEES OF SIEMENS BUILDING TECHNOLOGIES, INC.

(Full title of the Plan and the address of the Plan, if different from that of issuer named above)

Siemens Aktiengesellschaft
c/o Siemens Corporation
170 Wood Avenue South
Iselin, New Jersey 08830

PROCESSED
JUL 02 2004
THOMSON FINANCIAL

(Name of issuer of the securities held pursuant to the Plan and the address of its Agent for Service)

SEC MAIL PROCESSING
RECEIVED
JUN 28 2004
WASH, D.C. 105 SECTION

SIEMENS SAVINGS PLAN FOR EMPLOYEES OF SIEMENS BUILDING TECHNOLOGIES, INC.

Financial Statements

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

SIEMENS SAVINGS PLAN FOR EMPLOYEES OF
SIEMENS BUILDING TECHNOLOGIES, INC.

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

To the participants of the Siemens Savings Plan for
Employees of Siemens Building Technologies, Inc.
and the Siemens Corporation Administrative and Investment Committees:

We have audited the accompanying statements of net assets available for benefits of the Siemens Savings Plan for Employees of Siemens Building Technologies, Inc. (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in note 1, effective December 31, 2003, the net assets of the Plan were merged into the Siemens Savings Plan.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

June 24, 2004

SIEMENS SAVINGS PLAN FOR EMPLOYEES OF SIEMENS BUILDING TECHNOLOGIES, INC.

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

		2003	2002
Assets:			
Investment in the net assets of the Master Trust for Siemens Savings Plans (note 6)	$	—	162,593,860
Participants' loans receivable		—	5,704,617
Net assets available for benefits	$	—	168,298,477

See accompanying notes to financial statements.

SIEMENS SAVINGS PLAN FOR EMPLOYEES OF SIEMENS BUILDING TECHNOLOGIES, INC.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:		
Additions to net assets attributed to:		
Plan's share of the net investment income of the Master Trust for Siemens Savings Plans (note 6):		
Net appreciation in fair value of investments	$	42,229,988
Interest		2,479,414
Dividends		878,240
Interest on participants' loans		349,670
Total investment income		45,937,312
Contributions:		
Participants		16,193,238
Employer		4,908,374
Total contributions		21,101,612
Total additions		67,038,924
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants		8,547,279
Plan expenses		801,875
Total deductions		9,349,154
Net increase in net assets prior to net asset transfers		57,689,770
Asset transfers, net (note 8)		(225,988,247)
Net decrease		(168,298,477)
Net assets available for benefits:		
Beginning of year		168,298,477
End of year	$	—

See accompanying notes to financial statements.

(1) Description of Plan

The following brief description of the Siemens Savings Plan for Employees of Siemens Building Technologies, Inc. (the Plan) is provided only for general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, which commenced on January 1, 2000, was a defined contribution plan sponsored by Siemens Corporation (the Company), a wholly owned subsidiary of Siemens Aktiengesellschaft (Siemens AG). Eligible employees could enroll in the Plan on any day following their date of employment. The Plan defined a participant as any person employed by Siemens Building Technologies, Inc. (SBT) provided the person was residing in the United States and was receiving United States source income and had an account balance in Siemens Building Technologies, Inc., Landis Division 401(k) Savings Plan on December 31, 1999. Unless expressly approved by SBT, employees covered by a collective bargaining agreement or by another Company-sponsored plan were excluded from participation. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective December 31, 2003, the net assets of the Plan were merged into the Siemens Savings Plan.

Newly hired employees who were eligible to participate in the Plan automatically became participants and had a tax-deferred contribution of 3% of the employee's compensation withheld unless the employee affirmatively indicated that he or she did not want to participate in the Plan, wanted to participate at a different rate, or on a basis other than tax-deferred contributions. The automatic contribution would have been invested in the Stable Value Investment Option unless otherwise indicated.

Administration

The Administrative Committee and the Investment Committee of the Company are responsible for administering the Plan's operations and monitoring plan investments. The nine-person Administrative Committee is composed of the Director of Employee Benefits of the Company, the Vice President/Controller of the Company, and seven human resources representatives from certain of the Company's affiliates who are appointed by the Vice President of Human Resources of the Company. The six-person Investment Committee is composed of the following members of the Company: the Executive Vice President and Chief Financial Officer (who serves as Chairman of the Investment Committee); the Vice President and Treasurer; Senior Vice President/General Counsel and Secretary; Vice President of Mergers & Acquisitions and Group Head; Vice President of Human Resources, and Vice President and Controller, Accounting and Reporting, all of whom are appointed by the board of directors of the Company.

Contributions

Participants in the Plan could elect to contribute from 2% to 25%, in 1% increments, of their annual compensation, as defined by the Plan's document. Participants made contributions on a tax-deferred basis, an after-tax basis, or a combination of a tax-deferred and after-tax basis. The Plan also allowed participants to change their contribution percentages daily.

(Continued)

Effective February 2003, the Plan allowed participants age 50 and older to make additional tax-deferred contributions. These catch-up contributions were subject to IRS limits of $2,000 in 2003.

SBT matched 25% of the participant's contribution on the first 6% of the participant's compensation contributed to the Plan. SBT could also pay an additional discretionary matching contribution to the Plan. This discretionary match was based on the current and accumulated profits of SBT and if made, was paid on a matching basis like SBT matching contribution. However, the basic match and discretionary match could not exceed 6% of participant contributions to the Plan. SBT elected to make a discretionary matching contribution of $2.4 million in 2003.

As dictated by the Internal Revenue Service (IRS), the maximum combined participant and employer contributions to a participant's account for a plan year is limited to the lesser of $40,000 for both 2003 and 2002, respectively, or 100% of the participant's annual compensation. The IRS has limited a participant's annual tax-deferred contribution to $12,000 and $11,000 for the 2003 and 2002 calendar years, respectively. Other IRS limits exist for certain highly compensated employees participating in the Plan.

Investment Options

At December 31, 2003 and 2002, each participant may direct his or her contributions to the following investment options within the Master Trust for Siemens Savings Plans (the Master Trust):

a) Stable Value Investment Option,
b) Large Cap U.S. Stock Investment Option,
c) High Yield Bond Investment Option,
d) Non-U.S. Developed Markets Stock Investment Option,
e) Core Bond Investment Option,
f) Small Cap U.S. Stock Investment Option,
g) LifePath Portfolios (Five LifePath Portfolios),
h) Non-U.S. Emerging Markets Stock Investment Option,
i) Siemens AG Stock Investment Option, and
j) Any combination of the above, provided that a multiple of at least 1% is directed to each investment option selected.

The Plan allowed participants to change their investment elections prospectively and to transfer their funds between investment options, on any business day, with the exception of the Non-U.S. Developed Markets Stock Investment Option and the Non-U.S. Emerging Markets Stock Investment Option. Any amount in the Non-U.S. Developed Markets Stock Investment Option or the Non-U.S. Emerging Markets Stock Investment Option that results from a reallocation of the Plan's investments must remain invested in that option for at least 30 days.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions, and applicable earnings or losses (net of Plan expenses). The benefit to which a participant is entitled is the benefit that can then be provided from the participant's vested account balance.

Vesting

Participants' contributions and earnings thereon were fully vested at all times. Except for the 2001 Siemens Global Stock Ownership Program (SGSOP) Award, formerly called the Let's Share contribution (a special one-time stock award for exceptional results of Siemens AG in fiscal year 2000/2001), Company contributions and earnings thereon become 40% vested after two years of continuous employment and continue to vest at an annual rate of 20%, to 100% after five years of continuous employment with the Company, its subsidiaries and affiliates. The 2001 SGSOP Award and earnings thereon are fully vested at all times. In addition, participants become 100% vested in the Company's contributions and earnings thereon upon retirement, death, total or permanent disability, complete or partial termination of the Plan, complete discontinuance of Company contributions, permanent layoff, or transfer (without intervening employment) to an affiliated company outside the United States which does not participate in the Plan.

Participant Loans

The Plan allowed participants to borrow amounts equal to or less than 50% of their vested account balance, up to a maximum of $50,000. The term of a loan shall not exceed four years (a thirty year loan term is permitted in cases where the loan proceeds are used to purchase the participant's principal residence). The balance in the participant's account secures any loans. Such loans bear interest at a "reasonable rate" as established periodically by the Administrative Committee. Loans outstanding at the time participants leave the Plan are termed "loan cancellations" and are treated as disbursements from the Plan if not repaid within 90 days. Principal and interest are paid ratably during the year through payroll deductions.

The outstanding balance of any active participant loan that is deemed to be in default, because of missed payments will automatically become taxable income to the participant that must be reported to the IRS at the end of the relevant tax year. The amount taxable will include both the remaining principal and any accrued interest that is due when the loan defaults.

Payment of Benefits

The Plan disbursed funds in the form of a single lump sum for participant in-service withdrawals and terminations of participation as a result of the following: retirement, death, total or permanent disability, permanent layoff, termination of employment with the Company, or transfer to an affiliated company outside the United States which does not participate in the Plan. Vested benefits of $5,000 or less at the time of separation were automatically paid out as a lump sum.

(2) Summary of Accounting Policies

Method of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

Investment Valuation and Income Recognition

The assets of the plan were held in the Master Trust, along with assets of certain other Company-sponsored defined contribution plans. Unit values represent the proportionate participation in the Master Trust's funds and include earnings from realized and unrealized appreciation and depreciation of the funds' investments, accruals for asset transfers, less investment-related fees and expenses charged to the funds. Investments in mutual funds and short-term investment funds are valued at their aggregate unit value as established by the fund trustee and reported to the general public. Investments in collective investment funds are valued at their aggregate unit value as established by the fund trustee and reported to the Master Trust. Investments in securities and American Depository Shares (ADSs) are valued at the closing market price as established on the appropriate national securities exchange. Investment contracts with insurance companies and other financial institutions are valued at contract value because such investments are fully benefit-responsive. Contract value represents contributions made under the contract, plus interest credited at the contract rate less distributions and administrative expenses. Investments in forward currency contracts are marked to market using quoted exchange rates on the valuation date. Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income was recorded on the accrual basis and dividends were recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants were recorded when paid.

Plan Expenses

All expenses of the Plan were charged to the Master Trust. For expenses that were not specific to an investment fund, such as administrative, trustee, and auditing expenses, an expense allocation was charged to the net asset balances of each investment fund on a daily basis. For expenses that were specific to an investment fund, such as investment manager fees, the contracted expense rate was charged to the specific investment fund's net assets on a daily basis and was included in the investment fund's reported income. Contracted expense rates vary based on the investment fund.

Forfeitures

Employees who terminate their employment with the Company forfeit their nonvested portion of SBT contributions and earnings thereon. Such forfeitures were applied to reduce future employer contributions. There were no forfeited nonvested accounts at December 31, 2003 and December 31, 2002. During 2003, employer contributions were reduced by $20,865 from forfeited nonvested accounts.

(3) Parties in Interest

No member of the Investment and Administrative Committees is a participant of the Plan.

(4) Tax Status of the Plan

The IRS issued a determination letter dated December 17, 2001, advising that the Plan qualifies for tax-exempt status pursuant to the provisions of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes. The Plan's management and management of the Company believe

(Continued)

that the Plan conforms to ERISA requirements and continues to qualify as tax exempt under the Internal Revenue Code.

The Plan's documents were amended effective 2001 to comply with the requirements of the Uruguay Round Agreement Act, Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 and the Internal Revenue Service Restructuring and Reform Act of 1998 (collectively ("GUST")). The GUST amendments relate to a series of tax laws which amend the tax qualification requirements for employee benefit plans.

SBT identified certain operational omissions with respect to the administration of the Plan and submitted an application to the IRS under the Voluntary Correction of Operational Failures Program (VCO). On May 16, 2003, SBT received a favorable acceptance notification from the IRS concerning SBT's proposed correction methods. These correction methods have been implemented.

(5) Nonparticipant-Directed Investments

Information about net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

	December 31 2003	December 31 2002
Net assets:		
Siemens AG Stock Investment Option	$ —	2,847,893

	Year ended December 31, 2003
Changes in net assets:	
Net appreciation in fair value of investments	$ 2,390,373
Dividends	52,201
Benefits paid to participants	(151,642)
Transfers to other investment funds, net	(23,519)
Asset transfers, net *	(5,115,306)
Net decrease	$ (2,847,893)

* Includes transfers into or out of the Plan due to other Company sponsored plans as noted in note 8.

(6) Investment in Master Trust

All of the Plan's investments were in the Master Trust, which was established for the investment of assets of the Plan and certain other Company-sponsored defined contribution plans. Each participating defined contribution plan has a proportionate interest in the Master Trust. The assets of the Master Trust were held by Mellon Bank at December 31, 2003 and at Bankers Trust Company, a subsidiary of Deutsche Bank, at December 31, 2002. Effective October 31, 2003 all assets of the Master Trust were transferred from

Bankers Trust Company to Mellon Bank. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust were approximately 0%, (as a result of Plan merger with the Siemens Savings Plan) and 4.6%, respectively. Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual Company-sponsored plans on a daily weighted average basis. Master Trust amounts were prepared on the accrual basis of accounting from records prepared by Mellon Bank and Deutsche Bank.

Related Party Transactions

For the year ended December 31, 2003, the Master Trust purchased 2,868,147 Siemens ADSs with a fair market value of $150,395,326 and sold 2,061,827 ADSs for proceeds of $99,431,745 resulting in realized losses of $1,565,290. At December 31, 2003 and 2002, the market value of the Siemens AG Stock Investment Option was $242,346,344 and $93,751,173, which represent 5.6% and 2.7% of the Master Trust's total market value, respectively. Deutsche Bank Securities, Inc. executed the securities transactions in connection with participant directions to buy and/or sell ADSs of the Siemens AG Stock Investment Option. A per share brokerage commission was charged by Deutsche Bank Securities, Inc. Deutsche Bank Securities, Inc., was paid $93,557 in brokerage fees during 2003.

Securities Lending

As of December 31, 2003, the Master Trust participated in the Mellon Global Securities Lending Program for its US and Non-US securities. These securities are lent to certain unrelated third-party brokers in exchange for collateral, usually in the form of cash. Collateralization levels are equal to a percentage of the market value of the borrowed securities. For U.S. securities, collateral shall not be less than 102%, and for non-U.S. securities, collateral shall not be less than 105%, unless it is denominated in the same currency as the collateral, in which case it will be 102%. Collateral received is invested in an AAA-rated money market fund, which consists of high quality short-term money market investments. The value of loaned securities amounted to $149,209,647 at December 31, 2003. The obligation to return collateral is reflected as a liability in the Master Trust's financial statements.

The following table presents the fair values of investments for the Master Trust at December 31, 2003 and 2002:

	2003	2002
Insurance company contracts	$ 1,387,804,980	1,427,200,823
Common collective funds	1,358,144,368	961,033,696
Domestic and foreign common stock	634,033,018	563,086,045
Mutual funds	409,671,634	178,101,842
Government obligations	79,637,170	171,176,368
Corporate debt obligations	115,004,941	117,835,647
Siemens AG ADSs	242,346,344	93,751,173
Accrued income and other receivables	42,241,036	39,134,554
Short-term investments	152,345,975	2,390
Securities on loan against collateral	149,209,647	—
Forward currency contracts – net	(94,375)	(2,203)
Liability for collateral deposits	(153,683,843)	—
Accrued liabilities	(68,182,359)	(35,456,253)
Net assets of the Master Trust	$ 4,348,478,536	3,515,864,082

The total investment income of the Master Trust for the year ended December 31, 2003 is as follows:

Net appreciation in fair value of investments:	
Domestic and foreign common stock	$ 315,023,596
Government obligations	608,276
Corporate debt obligations	9,560,200
Common Collective Funds	272,782,341
Mutual funds	54,289,804
Short-term investments	478,026
Other investments	347,421
Currency conversion	27,994
	653,117,658
Interest	81,305,182
Dividends	14,688,770
Total investment income of the Master Trust	$ 749,111,610

Forward Currency Contracts – Net

In order to hedge against foreign currency exchange rate risks, certain investment managers for the Master Trust may buy or sell foreign forward currency contracts. Foreign forward currency contracts obligate one party to purchase, and the other party to sell, a specific currency at a set price on a future date. Foreign forward currency contracts are valued daily based on forward currency rates with the resulting adjustment being recorded as unrealized gain/loss. At December 31, 2003 and 2002, the net unrealized gain balance for forward currency contracts was $94,375 and $2,203 as detailed below.

As of December 31, 2003 and 2002, the Master Trust had open positions to buy foreign forward currency contracts in various denominations in exchange for $2,845,501 and $449,313, respectively, and whose values at December 31, 2003 and 2002 were $2,940,504 and $449,652, respectively, resulting in gains of $95,003 and $339 for 2003 and 2002, respectively.

As of December 31, 2003 and 2002, the Master Trust had open positions to sell foreign forward currency contracts in various denominations in exchange for $2,845,501 and $449,313, respectively, and whose values at December 31, 2003 and 2002 were $3,034,879 and $451,855, respectively, resulting in losses of $189,378 and $2,542 for 2003 and 2002, respectively.

(7) Investments

The following description of the Master Trust's investments relates only to the investment options that were available to the Plan's participants during 2003. The information is provided for general information purposes only and participants should refer to each fund's prospectus and annual report for more complete information.

Stable Value Investment Option

The option invests in high quality fixed income instruments along with investment contracts with insurance companies, banks, and other financial institutions. The objective of this investment option is to provide liquidity and safety of principal while providing a higher return over time than the return offered by money market funds. The assets underlying this investment option are managed by INVESCO Institutional. However, there is no guarantee (either from INVESCO Institutional or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

Employer and participant contributions invested in the investment contracts as well as interest credited thereon are guaranteed by the financial institution that issues the investment contract and not by the Company. The investment contracts are fully benefit-responsive and are maintained at contract value. At December 31, 2003 and 2002, the contract value of the investment contracts approximated market value. The overall credit quality of the assets in each separately managed account will not be below a grade of AA.

Participant accounts are credited with the average rate being earned by all of the option's investments, which changes on a daily basis. The rate of return credited to participants' accounts for the Stable Value Investment Option was 4.27% and 5.22% for 2003 and 2002, respectively.

Large Cap U.S. Stock Investment Option

The option invests in approximately 57% of the S&P 500 Index portfolio, with the remainder invested in one or more widely diversified portfolios, each holding stock issued primarily by large and medium-sized U.S. companies. The assets underlying this investment option are managed by Barclays Global Investors, N.A. (BGI), Legg Mason, Capital Guardian and State Street Global Advisors (SSGA). The objective of this investment option is to seek long-term capital growth while generating returns that exceed the S&P's

500 Index. However, there is no guarantee (either from BGI, Legg Mason, Capital Guardian, SSGA or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

High Yield Bond Investment Option

The option invests in a variety of below-investment-grade income securities, including (but not limited to) public and private corporate fixed-income securities, U.S. dollar fixed-income securities of foreign issuers, convertible securities, zero-coupon securities and preferred stocks. The assets underlying this investment option are managed by Loomis Sayles & Company and WR Huff Asset Management Company. The investment option seeks a higher rate of total return than the Merrill Lynch High Yield Master II Bond Index through both current income and capital appreciation, while approximating the average portfolio maturity and credit rating of that index. However, there is no guarantee (either from Loomis Sayles & Company, WR Huff Asset Management Company, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

This investment option includes a money market fund to provide liquidity necessary to accommodate daily transactions by participants. This liquidity vehicle may constitute as much as 4-10% or more of the total investment option.

Non-U.S. Developed Markets Stock Investment Option

This option invests primarily in the stocks of companies based outside the United States. These companies operate in countries considered to have well-developed, smoothly functioning securities markets and an underlying legal structure that supports financial investments. The assets underlying this investment option are managed by Capital Guardian and BGI. The objective of the investment option is to seek long-term capital growth with performance exceeding that of the Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index. However, there is no guarantee (either from Capital Guardian, BGI, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

This investment option includes a money market fund to provide liquidity necessary to accommodate daily transactions by participants. This liquidity vehicle may constitute as much as 4-10% or more of the total investment option.

Core Bond Investment Option

The option invests in a variety of investment-grade fixed-income securities, including (but not limited to) fixed-income securities issued by the U.S. Government and Agencies, corporations, mortgage-backed issuers, asset-backed issuers, U.S.-dollar-denominated securities of foreign issuers and preferred stocks. The assets underlying this investment option are managed by Blackrock Financial Management, Inc. and Wellington Management Company. The objective of the investment option is to seek a total return that exceeds that of the Lehman Brothers Aggregate Bond Index. However, there is no guarantee (either from Blackrock Financial Management, Inc., Wellington Management Company or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

This investment option includes an indexed portfolio to provide liquidity necessary to accommodate daily transactions by participants. This liquidity vehicle may constitute as much as 4-10% or more of the total investment option.

Small Cap U.S. Stock Investment Option

The option invests in securities of a diverse group of small U.S. companies whose securities are traded in the U.S. securities markets. The assets underlying this investment option are managed by AXA Rosenberg Investment Management, Peregrine Capital Management, State Street Global Advisors (SSGA), and Wellington Management. The objective of the investment option is to seek long-term growth of principal, with performance exceeding that of the Russell 2500 Index. However, there is no guarantee (either from AXA Rosenberg Investment Management, Peregrine Capital Management, SSGA, Wellington Management, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

LifePath Portfolios

Each portfolio invests in shares of one of the five diversified mutual funds managed by BGI. The objective of each portfolio is to meet long-term investment goals based upon various time horizons. However, there is no guarantee (either from BGI or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. Each portfolio uses an asset allocation strategy to invest in a portfolio with a changing mix of U.S. and international asset classes. As time passes and market conditions change, each portfolio is adjusted, seeking to maximize investment returns as appropriate for each fund's investment time horizon. The five LifePath Portfolios' time horizons are: LifePath Retirement Portfolio, LifePath 2010 Portfolio, LifePath 2020 Portfolio, LifePath 2030 Portfolio, and LifePath 2040 Portfolio.

Non-U.S. Emerging Markets Stock Investment Option

This option invests primarily in the securities of companies based outside the United States, in countries considered to have less highly developed securities markets. The assets underlying this investment option are managed by BGI and Capital International, Inc. The objective of this investment option is to seek long-term capital growth with performance exceeding that of the Morgan Stanley Capital International (MSCI) Emerging Markets Free Index. However, there is no guarantee (either from BGI, Capital International, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

Siemens AG Stock Investment Option

This option invests only in the American Depository Shares (ADSs) of Siemens AG with a small amount in money market instruments to provide liquidity and to accommodate daily transactions. The objective of this option is to give participants an opportunity to track the performance of Siemens AG ordinary shares. ADSs are securities issued by a U.S. bank depositary under an agreement with Siemens AG that represent an interest in ordinary shares of Siemens AG held by the depositary. Siemens AG ADSs are listed on the New York Stock Exchange and provide a way for U.S. investors to invest in Siemens AG ordinary shares through a security that is publicly traded in the United States. ADSs trade in U.S. dollars and dividends on the ordinary shares underlying ADSs are paid in U.S. dollars. Cash dividends are paid into the option on the date paid by Siemens AG. The dividends are paid in cash at the rate of 85% of the full dividend due to foreign withholding taxes. The option is not diversified since assets are invested in a single security. Therefore, there is no guarantee against loss of principal or earned investment returns. The trustee buys and sells the Siemens ADSs at fair market value, paying brokerage commissions from fund assets.

The 2001 SGSOP Award and earnings thereon are restricted to investments in the Siemens AG Stock Investment Option for as long as the participant is employed with the Company and for as long as the participant maintains an account balance in the Plan. In addition, the 2001 SGSOP Award and earnings thereon are not available for withdrawals or loans and they will be excluded from the calculation of a participant's eligible loan balance. The Plan allows participants to direct contributions and transfer existing balances (except for the balances associated with the 2001 SGSOP Award) into or out of the Siemens AG Stock Investment Option.

(8) Asset Transfers, Net

The amount of net asset transfers to or from the Plan for the year ended December 31, 2003 associated with certain employees transferring assets into or out of the Plan to or from other Company-sponsored qualified plans is a net transfer out of $646,813.

Effective December 31, 2003, the Plan merged, and all of its net assets, totaling $225,341,434, were transferred to, the Siemens Savings Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIEMENS SAVINGS PLAN FOR EMPLOYEES
OF SIEMENS BUILDING TECHNOLOGIES, INC.
(Registrant)

By: Administrative and Investment Committees of Siemens Corporation.

Daniel Navatta

Date: June 25, 2004

By: Daniel Navatta
Siemens Corporation
Assistant Controller and Director, Benefits
Accounting & Controlling

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13428) of Siemens Aktiengesellschaft of our report dated June 24, 2004 relating to the financial statements of the Siemens Savings Plans for Employees of Siemens Building Technologies, which appear in this Form 11-K.

KPMG LLP

New York, New York
June 25, 2004